Exhibit 99.105

VIA SEDAR

June 19, 2019

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

RE :	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual and Special Meeting of Shareholders of Prometic Life Sciences Inc. (the “Corporation”) held on June 19, 2019 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Corporation dated May 7, 2019 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 16,792,591,957 Common Shares, or 81.04% of the 20,720,605,452 shares outstanding on May 10, 2019, the record date for the Meeting.

Election of Directors of the Corporation

The seven (7) nominees set forth in the Circular were elected as directors of the Corporation pursuant to a vote conducted by a show of hands:

Name of Nominee	For		Withheld
	Votes	%	Votes	%
Simon Geoffrey Best	16,728,666,243	99.83	27,934,841	0.17
Stefan Clulow	16,734,303,991	99.87	22,297,093	0.13
Kenneth Galbraith	16,739,015,483	99.90	17,585,601	0.10
Gary J. Bridger	16,739,454,207	99.90	17,146,877	0.10
Neil A. Klompas	16,740,432,806	99.90	16,168,278	0.10
Zachary Newton	16,737,582,720	99.89	19,018,364	0.11
Timothy Steven Wach	16,739,799,987	99.90	16,801,097	0.10

Appointment of Auditors

PricewaterhouseCoopers LLP were appointed auditors of the Corporation to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration pursuant to a vote conducted by a show of hands.

For		Withheld
Votes	%	Votes	%
16,769,856,163	99.89	18,648,447	0.11

Omnibus Incentive Plan

The Omnibus Incentive Plan was approved pursuant to a vote conducted by ballot:

For		Against
Votes	%	Votes	%
16,723,471,116	99.79	35,707,697	0.21

Consolidation of the Outstanding Common Shares of the Corporation

The amendment to the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares of the Corporation was approved pursuant to a vote conducted by ballot, on the basis of a consolidation ratio to be selected by the Board within a range between seven hundred fifty (750) pre-consolidation Common Shares for one (1) post-consolidation Common Share and one thousand two hundred fifty (1250) pre-consolidation Common Shares for one (1) post-consolidation Common Share, effective as at the discretion of the Board and subject to TSX approval, provided that such date shall be before June 20, 2020.

For		Against
Votes	%	Votes	%
16,730,151,507	99.83	28,568,061	0.17

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Operating Officer, North America,
Chief Legal Officer and Corporate Secretary